UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

COMMISSION FILE NUMBER: 001-14733

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

LITHIA MOTORS, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LITHIA MOTORS, INC.
150 N Bartlett
Medford, OR 97501

LITHIA MOTORS, INC.
FORM 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the
Lithia Motors, Inc. 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Lithia Motors, Inc. 401(k) Plan (the "Plan") as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ KBF CPAs LLP

We have served as the Plan’s auditor since 2016.

Portland, Oregon
June 28, 2021

LITHIA MOTORS, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
ASSETS
Participant directed investments, at fair value:
Common collective trust funds	$84,287,241	$71,194,160
Interest-bearing cash	23,923,775	13,265,979
Registered investment companies	373,316,527	306,197,201
Lithia Motors, Inc. Class A Common Stock	62,714,549	33,310,641
	544,242,092	423,967,981
Receivables:
Notes receivable from participants	19,196,252	18,291,047
Employers' contribution	8,990,080	9,721,029
Participants' contributions	502,029	—
	28,688,361	28,012,076

NET ASSETS AVAILABLE FOR BENEFITS	$572,930,453	$451,980,057

See Notes to Financial Statements

LITHIA MOTORS, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2020
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions:
Employers'	$9,087,142
Participants'	50,991,824
Rollovers	13,417,985
Total Contributions	73,496,951

Investment income:
Interest and dividends	15,720,024
Net appreciation in fair value of investments	83,789,527
Total investment income	99,509,551

Interest income on notes receivable from participants	1,030,371

Total additions	174,036,873

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	52,108,945
Administrative expenses	977,532
Total deductions	53,086,477

NET INCREASE IN NET ASSETS	120,950,396

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	451,980,057

End of year	$572,930,453

See Notes to Financial Statements

LITHIA MOTORS, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Lithia Motors, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all eligible employees of Lithia Motors, Inc. and its subsidiaries (collectively, the "Company" or "Lithia") as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Administration – The Company has appointed a 401(k) Plan Committee (the "Committee") to manage the operation and administration of the Plan. The Company has contracted with Bank of America as the custodian and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. Retirement Services, a third-party administrator, to process and maintain the records of participant data.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Board of Directors. For employee contributions made in 2020, the Company contributed 55% on the first $2,500 of the employee contributions. The Participants must be employed on the last day of the Plan year to be eligible for this contribution. Participants may contribute, under a salary reduction agreement, up to 85% of their eligible compensation. Eligible employees are automatically enrolled in the Plan with a contribution of 3% of eligible compensation along with an automatic increase of 1% each year up to a maximum of 8%, unless the employee affirmatively elects otherwise. In the event that the employee works fewer than six months in the first year, the annual increases do not begin until the third year. Participants may also make contributions to the Plan in the form of a rollover contribution from another qualified plan. Participants direct the investment of contributions into various investment options offered by the Plan.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with a per capita allocation (equal amount) of the Plan’s administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 1% vested upon participation and is vested 20% after two years of service, vesting 20% per year thereafter until they are 100% vested after six years of credited service.

Notes Receivable from Participants – Participants may borrow from their fund accounts a minimum of $500 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range up to one year or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate of Prime + 1% at the time the loan is issued. Principal and interest are paid ratably through payroll deductions. Interest rates on outstanding loans at December 31, 2020 ranged from 4.25% to 6.50%, with maturities through 2050.

Payment of Benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount or annual, semiannual, quarterly or monthly installments over a period of years equal to the value of the participant’s vested interest in their account. The Plan requires the automatic distribution of participant vested account balances that do not exceed $5,000.

Forfeited Accounts – Forfeitures totaling approximately $2,064,000 and $1,513,000, respectively, were available at   December 31, 2020 and 2019 to reduce future contributions. Forfeitures totaling approximately $2,078,000 were used to reduce the 2020 employer contribution.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), using the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued unpaid interest.

Payment of Benefits – Benefits are recorded when paid.

Reclassifications – Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported net increase in net assets.

Fair Value Measurement – Accounting Standard Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU modifies the disclosure requirements on fair value measurements in Topic 820, including the removal, modification to, and addition of certain disclosure requirements. The effect of the company adopting this ASU did not have a material impact on the financial statements.

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1:
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Collective Trust Funds: The common collective trust funds are valued at net asset value ("NAV") per share or its equivalent of the funds, which are based on the fair value of the funds' underlying assets. There are no redemption restrictions or unfunded commitments on these investments. Participants can buy or sell units of the common collective trust funds on a daily basis.

Interest-bearing cash: Valued at fair value based on outstanding balance.

Registered investment companies (mutual funds): Valued at quoted market prices which represent the NAV of shares held by the Plan at year end. It is not probable that the mutual funds would be sold at amounts that differ materially from the NAV of shares held.

Lithia Motors, Inc. Class A Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2020 and 2019.

	Balance as of December 31, 2020
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest-bearing cash	$23,923,775	$23,923,775	$—	$—
Registered investment companies	373,316,527	373,316,527	—	—
Lithia Motors, Inc. Class A Common stock	62,714,549	62,714,549	—	—
		$459,954,851	$—	$—
Investments measured at NAV:
Common collective trust funds	84,287,241
Total investments at fair value	$544,242,092

	Balance as of December 31, 2019
	Investments	LEVEL 1	LEVEL 2	LEVEL 3
	(at Fair Value)
Interest-bearing cash	$13,265,979	$13,265,979	$—	$—
Registered investment companies	306,197,201	306,197,201	—	—
Lithia Motors, Inc. Class A Common stock	33,310,641	33,310,641	—	—
		$352,773,821	$—	$—
Investments measured at NAV:
Common collective trust funds	71,194,160
Total investments at fair value	$423,967,981

NOTE 4 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 5 – INCOME TAX STATUS

The Plan has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service dated March 31, 2014. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the trust, which forms a part of the Plan, is exempt from federal taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$572,930,453	$451,980,057
Employer's contribution receivable not accrued on Schedule H of Form 5500	(8,990,080)	(9,721,029)
Employee contributions receivable not accrued on Schedule H of Form 5500	(502,029)	—
Net assets available for benefits per Schedule H of Form 5500	$563,438,344	$442,259,028

The following is a reconciliation of the net increase in assets per the financial statements for the year ended December 31, 2020 to Schedule H of Form 5500:

Year Ended
December 31, 2020
Net increase in net assets per the financial statements	$120,950,396
Net change in employer's contribution receivable	730,949
Net change in participants' contribution receivable	(502,029)
Net increase in net assets per the Form 5500	$121,179,316

NOTE 7 – TRANSACTIONS WITH PARTIES-IN-INTEREST AND RELATED PARTIES

Transactions in shares of the Company’s Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2020, the Plan purchased $7,825,777 and sold $8,631,729 of the Company’s Common Stock. Shares held of the Company’s stock as of December 31, 2020 and 2019 totaled 214,211 and 226,414, respectively. The fair value of Common Stock as of December 31, 2020 and 2019 totaled $62,714,549 and $33,310,641, respectively.

Certain Plan investments are managed by Bank of America, the trustee of the plan. Any purchases and sales of these funds are performed in the open market at fair value. Certain investment fees are paid by the trustee and are reflected in investment income or loss for the year. The Plan also issues loans to participants that are secured by the participants' vested account balance. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

LITHIA MOTORS, INC. 401(K) PLAN
SCHEDULE H, LINE 4I-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020
EIN 93-0572810 PN 003

SUPPLEMENTAL SCHEDULE OF ASSETS

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Retirement Bank Account	Interest-bearing Cash	N/A	$23,923,775
*	Lithia Motors, Inc. Class A Common Stock	Common Stock	N/A	62,714,549
	State Street U.S. Bond Index	Common Collective Trust Funds	N/A	5,971,244
	State Street S&P 500 Index	Common Collective Trust Funds	N/A	57,420,516
	State Street Russell Small/Mid C	Common Collective Trust Funds	N/A	11,589,665
	State Street Small Cap Index	Common Collective Trust Funds	N/A	5,332,195
	Blackrock MSCI ACWI EX US CL M	Common Collective Trust Funds	N/A	3,973,621
	American EuroPacific Growth R6	Mutual Funds	N/A	12,073,471
	American Small Cap World	Mutual Funds	N/A	11,987,207
	Vanguard Mid Cap Growth Fund	Mutual Funds	N/A	16,695,177
	Pimco Low Duration Fund Inst Class	Mutual Funds	N/A	3,775,877
	Goldman Sachs High Yield I	Mutual Funds	N/A	4,528,696
	Vanguard Selected Value Fund	Mutual Funds	N/A	6,343,325
	T Rowe Price Blue Chip Growth	Mutual Funds	N/A	29,788,567
	John Hancock Disciplined R6	Mutual Funds	N/A	8,399,911
	Oppenheimer Developing Fund I	Mutual Funds	N/A	6,206,000
	MFS Total Return Fund R6	Mutual Funds	N/A	26,956,341
	JP Morgan 2020 Smart Retirement R6	Mutual Funds	N/A	16,527,536
	JP Morgan 2025 Smart Retirement R6	Mutual Funds	N/A	28,229,164
	JP Morgan 2030 Smart Retirement R6	Mutual Funds	N/A	35,581,150
	JP Morgan 2035 Smart Retirement R6	Mutual Funds	N/A	26,756,238
	JP Morgan 2040 Smart Retirement R6	Mutual Funds	N/A	34,183,589
	JP Morgan 2045 Smart Retirement R6	Mutual Funds	N/A	27,797,589
	JP Morgan 2050 Smart Retirement R6	Mutual Funds	N/A	27,372,970
	JP Morgan 2055 Smart Retirement R6	Mutual Funds	N/A	23,060,743
	JP Morgan 2060 Smart Retirement R6	Mutual Funds	N/A	8,444,804
	JP Morgan Income Smart Retirement R6	Mutual Funds	N/A	12,964,952
	Janus Henderson Flexible Bond N	Mutual Funds	N/A	4,397,316
	Columbia Small Cap Value Fund Y	Mutual Funds	N/A	1,245,904
*	Participants	Participant Notes Receivable (4.25% - 6.50%)	N/A	19,196,252
				$563,438,344
N/A - Cost is not applicable as these are participant directed investments
* - Party-in-interest to the plan
See Notes to Financial Statements and Report of Independent Registered Accounting Firm

EXHIBIT INDEX

Exhibit	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 28, 2021	LITHIA MOTORS, INC.
401(K) PLAN

By: /s/ David Stork
David Stork
Chief Legal Officer